SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE TO-T/A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 Final Amendment

                            (Name of Subject Company)

                  CAPITAL REALTY INVESTORS IV LTD. PARTNERSHIP
                         A MARYLAND LIMITED PARTNERSHIP

                               at $40 Net Per Unit

                                       by

                EQUITY RESOURCE WESTON FUND LIMITED PARTNERSHIP,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

                         Transaction Valuation*                                  Amount of Filing Fee
                                $441,000                                                $35.68
-------------------------------------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 11,025 Units at a purchase price of $40 per Unit in the Partnership.

[X]      Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
-------------------------------------------------------------------------------------------------------------

         Amount Previously Paid:    $35.68                   Filing Party:  Equity Resource Weston Fund LP

         Form of Registration No.:  Schedule TO/T            Date Filed:    June 17, 2003
-------------------------------------------------------------------------------------------------------------

                                 FINAL AMENDMENT

This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") by Equity Resource Weston Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resources Group, Inc., its manager (collectively the "Purchaser") to purchase 11,025 units (the "Units") of limited partnership interests in Capital Realty Investors IV Ltd. Partnership, a Maryland limited partnership (the "Partnership"), at $40 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after June 17, 2003 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits
(a)(l) and (a)(3) (which are herein collectively referred to as the "Offer") and less the $100 transfer fee (per transaction, not per unit) charged by the general partner of the Partnership. The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

         ITEM 4. TERMS OF THE TRANSACTION

         Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

         The Offer expired at 12:00 Midnight, Eastern Time, on July 17, 2003. Pursuant to the Offer, the Purchaser has accepted an aggregate of 3,830 Units at a price of $40 per Unit, net to the sellers in cash less the $100 per transaction transfer fee, for an aggregate amount of $135,300.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 4, 2003         Equity Resource Weston Fund Limited Partnership,
                                        a Massachusetts limited partnership

                                        By:  /s/  Eggert Dagbjartsson
                                             -----------------------------
                                                    Eggert Dagbjartsson
                                                    General Partner

                                        Equity Resources Group, Inc.
                                        A Massachusetts Corporation

                                        By:  /s/  Eggert Dagbjartsson
                                             -----------------------------
                                                    Eggert Dagbjartsson
                                                    Executive Vice President

                                        Eggert Dagbjartsson

                                        By:  /s/  Eggert Dagbjartsson
                                             -----------------------------
                                                    Eggert Dagbjartsson

                                  EXHIBIT INDEX

                                                           Sequential
Exhibit No.                       Description              Page Number
-------------------------------------------------------------------------------
(a)(1) -       Offer to Purchase, dated June 17, 2003 *        4-28

(a)(2) -       Transmittal letter, dated June 17, 2003 *        29

(a)(3) -       Agreement of Sale and Assignment *             30-33

(a)(4)         Summary Advertisement *                          34

(b) -          Not applicable.

(c) -          Not applicable.

(d) -          Not applicable.

(e) -          Not applicable.

(f) -          Not applicable.

(g)            Not applicable

(h)            Not applicable.

* Previously Filed